                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*

                               ARBOR SOFTWARE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   038918108
                        -------------------------------
                                 (CUSIP Number)


                Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                         One Embarcadero Center, Suite 2300,
              San Francisco, CA 94111-3162;  Telephone:  (415) 362-0292
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Persons
                   Authorized to Receive Notices and Communications)


                               December 5, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following space     .
                                                                       ---

Check the following space if a fee is being paid with the statement    .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, the AMERINDO ADVISORS
     (UK) LIMITED RETIREMENT BENEFITS SCHEME, ALBERTO W. VILAR, GARY A. TANAKA, JAMES P.F. STABLEFORD, and RENATA LE PORT, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          2,356,461 shares in the aggregate for all Reporting Persons
      With           and as to all but up to 4,000 of which beneficial
                     ownership is disclaimed

               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     2,356,461 shares in the aggregate for all Reporting Persons and as to all but up to 4,000 of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     2,356,461 shares in the aggregate for all Reporting Persons and as to all but up to 4,000 of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  20.96%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                      IA, EP, IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     - 2 of 16 -





CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially -----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          2,198,361 shares, as to all of which beneficial ownership
      With           is disclaimed

               -----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     2,198,361 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     2,198,361 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  19.56%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 16 -

CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          154,100 shares, as to all of which beneficial ownership
      With           is disclaimed

                ----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     154,100 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     154,100 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   1.37%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IA

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 4 of 16 -

CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO ADVISORS (UK) LIMITED RETIREMENT BENEFITS SCHEME

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each       8   Shared Voting Power
    Reporting
     Person          4,000 shares, as to all of which beneficial ownership
      With           is disclaimed

                ----------------------------------------------------------------
                 9   Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     4,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,000 shares, as to all of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   0.04%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              EP

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 16 -







CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8  Shared Voting Power
    Reporting
     Person		2,356,461 shares, as to all but up to 4,000 of which
      With		beneficial ownership is disclaimed
                ----------------------------------------------------------------

                  9  Sole Dispositive Power

                     None

                ----------------------------------------------------------------
                 10  Shared Dispositive Power

                     2,356,461 shares, as to all but up to 4,000 of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     2,356,461 shares, as to all but a portion of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  20.96%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 16 -

CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power

    Number of         None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8   Shared Voting Power
    Reporting
     Person           2,356,461 shares, as to all but up to 4,000 of which
      With            beneficial ownership is disclaimed

                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      2,356,461 shares, as to all but up to 4,000 of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     2,356,461 shares, as to all but a portion of which beneficial ownership is disclaimed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  20.96%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 7 of 16 -

CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     JAMES P.F. STABLEFORD

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom

--------------------------------------------------------------------------------
                  7   Sole Voting Power

    Number of         None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8   Shared Voting Power
    Reporting
     Person           4,000 shares, as to only a portion of which beneficial
      With            ownership is affirmed

                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      4,000 shares, as to only a portion of which beneficial ownership is affirmed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,000 shares, as to only a portion of which beneficial ownership is affirmed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   0.04%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 8 of 16 -









CUSIP
No.  038918108                        13D/A

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     RENATA LE PORT

--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------
  3  SEC Use Only

--------------------------------------------------------------------------------
  4  Source of Funds*
     00

--------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

--------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United Kingdom

--------------------------------------------------------------------------------
                  7   Sole Voting Power

    Number of         None
     Shares
  Beneficially  ----------------------------------------------------------------
    Owned By
      Each        8   Shared Voting Power
    Reporting
     Person           4,000 shares, as to only a portion of which beneficial
      With            ownership is affirmed

                ----------------------------------------------------------------
                  9   Sole Dispositive Power

                      None

                ----------------------------------------------------------------
                  10  Shared Dispositive Power

                      4,000 shares, as to only a portion of which beneficial ownership is affirmed

--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,000 shares, as to only a portion of which beneficial ownership is affirmed

--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]

--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   0.04%

--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 9 of 16 -






CUSIP
No.  038918108                        13D/A

ITEM 1.   Security and Issuer.
-------   -------------------

The class of equity securities to which this statement relates is the Common Stock of Arbor Software Corp. ("the Issuer"), whose principal executive offices are located at 1344 Crossman Avenue, Sunnyvale, CA 94089.

ITEM 2.   Identity and Background.
------    -----------------------

          This statement is being filed by Amerindo Investment Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama"), the Amerindo Advisors (UK) Limited Retirement Benefits Scheme, the address of which is 43 Upper Grosvenor Street, London WIX 9PG England (the "Retirement Benefits Scheme"), Alberto W. Vilar, Gary A. Tanaka, James P.F. Stableford, and Renata Le Port. Although this statement is being made jointly by Amerindo, Amerindo Panama, the Retirement Benefits Scheme, Messrs. Vilar, Tanaka, Stableford, and Ms. Le Port, each of them expressly disaffirms membership in any group under Rule 13D-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H. Furey, Chief Operating Officer, and
Mr. Joaquin Garcia-Larrieu, Chief Financial Officer. Mr. Furey and Mr. Garcia's business addresses are at Amerindo's offices at 399 Park Avenue, New York, New York 10022. Messrs. Alberto W. Vilar, Gary A. Tanaka, James P.F. Stableford and Ms. Renata Le Port are managing trustees of the Retirement Benefits
Scheme. Amerindo, Amerindo Panama, the Retirement Benefits Scheme, Messrs. Vilar, Tanaka, Stableford and Ms. Le Port are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Vilar, Tanaka, Stableford, Furey, Garcia and Ms. Le Port are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five Quarters, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
-------   --------------------------------------------------

          All purchases of the subject securities by the Reporting Persons have been in the ordinary course of the respective businesses of Amerindo, and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors, except for an aggregate of 4,000 shares which are owned by the Retirement Benefits Scheme. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management, except that the shares owned by the Retirement Benefits Scheme were purchased with Retirement Benefits Scheme assets, respectively. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.


                                     - 10 of 16 -

ITEM 4.   Purpose of Transaction.
-------   ----------------------

        All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors, (or, in the case of securities held by the Retirement Benefits Scheme, in the ordinary course of investing for the Retirement Benefits Scheme), and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, and because the trustees of the Retirement Benefits Scheme are required to act in the best interest of the beneficiaries thereof, there is no agreement between or among any of the Reporting Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.


ITEM 5.  Interests in Securities of Issuer.
-------  ---------------------------------

         (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock of Issuer beneficially owned by such person as of December 5, 1997, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10Q for the Quarter Ending September 30, 1997, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

          (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons, except that Messrs. Vilar, Tanaka, Stableford and Ms. Le Port have shared voting and dispositive power over the 4,000 shares held by the Retirement Benefits Scheme; however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

          (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on October 6, 1997, and ending on December 5, 1997, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

          (d) The shares covered by this statement are all owned by clients of the Advisor Entities and/or the Retirement Benefits Scheme. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding.

          (e) Inapplicable

                                     - 11 of 16 -

ITEM 6.   Contracts, Arrangements, Understandings or
------    Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.


ITEM 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Inapplicable.

                                     - 12 of 16 -

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT



                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO ADVISORS (UK) LIMITED RETIREMENT
                                   BENEFITS SCHEME

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE

                                   By:  /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA, TRUSTEE

                                   By:  /s/ James P.F. Stableford
                                        --------------------------------------
                                        JAMES P.F. STABLEFORD, TRUSTEE

                                   By:  /s/ Renata Le Port
                                        --------------------------------------
                                        RENATA LE PORT, TRUSTEE


                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


                                     - 13 of 16 -

                               EXHIBIT A

                          ARBOR SOFTWARE CORP.

                             COMMON STOCK

                               038918108





     The following table sets forth for each of the Reporting Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of December 5, 1997, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on the Issuer's Form 10Q for the Quarter Ending September 30, 1997, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed as set forth in the footnote):

          NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
          ----                   -------------           ----------------

          Amerindo                  2,198,361                    19.56%

          Amerindo Panama             154,100                     1.37%

          Retirement Benefits           4,000                     0.04%
            Scheme

          Alberto W. Vilar          2,356,461                    20.96%

          Gary A. Tanaka            2,356,461                    20.96%

          James H. Furey                  200                     0.00%

          Joaquin Garcia                    0                     0.00%

          James P.F. Stableford         4,000                     0.04%

          Renata Le Port                4,000                     0.04%


_____________________________________

(1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. Messrs. Vilar, Tanaka, Stableford, and Ms. Le Port, as the managing trustees of the Retirement Benefits Scheme share investment and dispositive power as to the shares shown as owned by the Retirement Benefits Scheme, but disclaim beneficial ownership of any such shares except insofar as concerns their indirect interest therein by reason of their pro rata interest in the Retirement Benefits Scheme. The number of shares shown as owned by the Other Named Individuals does not include any owned indirectly by them as participants in the Retirement Benefits Scheme. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 14 of 16 -

                              EXHIBIT B

                         ARBOR SOFTWARE CORP.

                            COMMON STOCK

                              038918108


     The following table sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on October 6, 1997, and ending on December 5, 1997, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.


                                 Type of         Number        Price
Name                 Date        Transaction     of Shares     per Share
----                 ----        -----------     ---------     ---------
Amerindo		10-23-97	Buy		 40,000		42.125
Amerindo		10-28-97	Buy		 15,000		32.750
Amerindo		11-26-97	Sell		 17,500		31.366
Amerindo		12-03-97	Buy		 50,000		28.375


                                    - 15 of 16 -

                                   EXHIBIT C

                              ARBOR SOFTWARE CORP.

                                 COMMON STOCK

                                   038918108


We hereby agree that the within Statement on Schedule 13D/A regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                   AMERINDO INVESTMENT ADVISORS INC.,
                                   a California corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, PRESIDENT



                                   AMERINDO INVESTMENT ADVISORS, INC.,
                                   a Panama corporation


                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, DIRECTOR


                                   AMERINDO ADVISORS (UK) LIMITED RETIREMENT
                                   BENEFITS SCHEME

                                   By:  /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR, TRUSTEE

                                   By:  /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA, TRUSTEE

                                   By:  /s/ James P.F. Stableford
                                        --------------------------------------
                                        JAMES P.F. STABLEFORD, TRUSTEE

                                   By:  /s/ Renata Le Port
                                        --------------------------------------
                                        RENATA LE PORT, TRUSTEE



                                        /s/ Alberto W. Vilar
                                        --------------------------------------
                                        ALBERTO W. VILAR


                                        /s/ Gary A. Tanaka
                                        --------------------------------------
                                        GARY A. TANAKA


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